EXHIBIT 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2007
	Shares	Earnings Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	19,082	$0.35

Diluted
Average Shares Outstanding	19,082
Common Stock Equivalents	143

	19,225	$0.34

	Year Ended December 31, 2006
	Shares	Earnings Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	17,222	$1.36

Diluted
Average Shares Outstanding	17,222
Common Stock Equivalents	343

	17,565	$1.33